GIORDANO

03 FEB 20 AM 7:21

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY COURIER

February 17, 2003

Securities and Exchange Commission
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 2054[redacted]
U.S.A.

03007467

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re : Giordano International Limited – Sec File No. 82-3780

We enclose the press announcement in respect of the resignation of Mr. Wong Pak Chuen, Paul as an executive director of the Company for filing with your office.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

SUPPL

Alice Leung
Company Secretary

Encl.

LA/vs

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/19

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

The Standard **Monday, February 17, 2003**

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors of Giordano International Limited (the "Company") announces that Mr. Wong Pak Chuen, Paul resigned as an executive director of the Company with effect from February 15, 2003. Mr. Wong shall continue as an executive of the Company and responsible for retail operations and business development in the northern part of Mainland China.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, February 17, 2003